SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 25, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 25, 2008

TAM Formalizes Adherence to Global Compact

Company is first airline in South America to to become
a member of this United Nations (UN) initiative

São Paulo, June 25, 2008 – TAM (Bovespa: TAMM4; NYSE: TAM) has formalized its adherence to the Global Compact, an initiative developed by the United Nations (UN).  Launched in 1999 during the World Economic Forum at Davos, the Global Compact aims at mobilizing the international business community to adopt fundamental, internationally accepted values in the areas of human rights, labor relations, the environment and the fight against corruption in its business practices.

The letter of adherence was sent by TAM President, Captain David Barioni Neto, to the Secretary General of the UN, Ban Ki-moon.  In the letter, TAM commits to the inclusion of the ten principles of the Global Compact in its strategy, culture and daily operations, in addition to making an effort to publicly disseminate this commitment among its employees, partners, customers and the general public.

In doing this, on May 15th TAM became the first airline in South America to appear on the list of companies that are signatories of the Global Compact (http://www.unglobalcompact.org). "This initiative strengthens TAM’s commitment to sustainable development and to principles to ensure the ethical management of the company," Barioni stated.

The Global Compact consists of ten universal principles, derived from the Universal Declaration of Human Rights, the Declaration of the International Labor Organization on Fundamental Principles and Rights at Work, the Rio Declaration on Environment and Development, and the United Nations Convention on Corruption. As of today, the initiative has more than 5,200 participants in 120 countries.

The ten principles of the Global Compact are:

Principles of Human Rights
1. To respect and protect human rights;
2. To prevent violations of human rights;

Principles of Labor Rights
3. To support freedom of association at work;
4. To abolish forced labor;
5. To abolish child labor;
6. To eliminate discrimination in employment;

Principles of Environmental Protection
7. To support a preventive approach to environmental challenges;
8. To promote environmental responsibility;
9. To encourage technologies that does not harm the environment;

Principle against Corruption
10. To combat corruption in all its forms, including extortion and bribery.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed May 2008 with a 49.3% of market share. The company flies to 42 destinations in Brazil. With business agreements signed with regional companies, it reaches 79 different destinations in the country.  TAM's market share among Brazilian companies that operate international flights stood at 74.3% in May. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Córdoba  (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo and Punta del Este (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 o ther destinations in the U.S., Europe and South America.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.